UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-34663

    Inergy Holdings, L.P.

(Exact name of registrant as specified in its charter)

    Two Brush Creek Boulevard, Suite 200, Kansas City, MO 64112

(816) 842-8181

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

    Common units representing limited partner interests

(Title of each class of securities covered by this Form)

    None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     None

Pursuant to the requirements of the Securities Exchange Act of 1934, Inergy Holdings, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 19, 2010	INERGY HOLDINGS, L.P.

		By:	Inergy Holdings GP, LLC,
its General Partner

		By:	/s/ Laura L. Ozenberger
		Name:	Laura L. Ozenberger
		Title:	Senior Vice President, General Counsel and Secretary